Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Amended and Restated Director and Officer Compensation and Deferral Investment Plan of Magnetek, Inc. of our reports dated August 17, 2007, with respect to the consolidated financial statements and financial statement schedules included therein of Magnetek, Inc. included in its Annual Report (Form 10-K) for the year ended July 1, 2007, Magnetek, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Magnetek, Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP
Milwaukee, Wisconsin
October 24, 2007